SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 5)*
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MOOG INC.
(Name of Issuer)
Class B Common Stock, $1.00 per share
(Title of class of securities)

CUSIP NO. 615394301
(CUSIP number)
Donald R. Fishback
Vice President-Finance and Chief Financial Officer
400 Jamison Road
East Aurora, New York 14052-0018
Telephone: (716)-652-2000
(Name, address, and telephone number of person authorized to receive notices and communications)

Copies to:
Robert T. Brady
740 W. Palomino Dr.
Jackson, Wyoming 83001
Telephone: (716) 652-2000
May 20, 2019
(Date of event which requires filing of this statement)
________________________________
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]
________________________________________________________________________

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
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*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 615394301	SCHEDULE 13D
1		NAMES OF REPORTING PERSONS: Moog Inc. Stock Employee Compensation Trust, as amended and restated effective August 13, 2014, Robert T. Brady, as Trustee
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS SC, BK
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 913,816
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 913,816
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 913,816
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.02%[1]
14		TYPE OF REPORTING PERSON (See Instructions) EP, OO

1 Based on 4,149,274 voting shares of Moog Inc.'s (the "Issuer") Class B Common Stock, $1.00 par value per share ("Class B Stock") outstanding on April 26, 2019, as provided by the Issuer.

CUSIP NO. 615394301	SCHEDULE 13D
1		NAMES OF REPORTING PERSONS: Robert T. Brady, as Trustee
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS SC, BK
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 87,843
	8	SHARED VOTING POWER 913,816
	9	SOLE DISPOSITIVE POWER 87,843
	10	SHARED DISPOSITIVE POWER 913,816
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,001,659[2]
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.14%[3]
14		TYPE OF REPORTING PERSON (See Instructions) EP, OO

2 Includes 87,843 shares owned individually.
3 Based on 4,149,274 voting shares of Moog Inc.'s (the "Issuer") Class B Common Stock, $1.00 par value per share ("Class B Stock") outstanding on April 26, 2019, as provided by the Issuer.

Item 1.	Security and Issuer.

This Amendment No. 5 ("Amendment No. 5") amends the statement on Schedule 13D (the "Statement") filed with the Securities and Exchange Commission (the "SEC") on August 31, 2018, as amended by Amendment No. 1 filed with the SEC on December 6, 2018 ("Amendment No. 1"), as amended by Amendment No. 2 filed with the SEC on January 10, 2019 ("Amendment No. 2"), as amended by Amendment No. 3 filed with the SEC on February 1, 2019 ("Amendment No. 3"), and as further amended by Amendment No. 4 filed with the SEC on March 4, 2019 ("Amendment No. 4").

This Amendment No. 5 is being made to reflect changes in beneficial ownership as a result of the transactions described in Item 4 and Item 5 below. Except as otherwise set forth herein, this Amendment No. 5 does not modify any of the information previously reported in the Statement as amended.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is amended as follows:

The principal amount of the Note as of June 20, 2019 was $73,115,680.28.

As of June 20, 2019, total outstanding loans to the Trust from Citizens Bank were in the amount of $4 million.

Acquisitions of Class B Stock described under Item 5(c) below by the Trust were funded using cash on hand.

Item 4.	Purpose of Transaction.

Item 4 is amended as follows:

On May 20, 2019, the Trust purchased 50,000 shares of the Class B Stock from the Moog Inc. Supplemental Retirement Plan Trust, as amended and restated effective January 1, 2015.

This Amendment No. 5 updates the status of the aggregate shareholdings of the Trust. As of May 20, 2019, the Trust holds a total of 913,816 shares of Class B Stock representing approximately 22.02% of the Issuer's total outstanding Class B Stock. This is an increase from the 838,872 shares of Class B Stock held on February 28, 2019, as reported in Amendment No. 4.

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended and restated as follows:

(a) The Trust beneficially owns 913,816 shares of Class B Stock, which equals 22.02% of the outstanding Class B Stock, based on 4,149,274 shares of Class B Stock outstanding on April 26, 2019. In addition, the Trustee beneficially owns 87,843 shares of Class B Stock, which equals 2.12% of the outstanding Class B Stock, based on 4,149,274 shares of the Class B Stock outstanding on April 26, 2019.

(b) The Trustee has shared voting power and dispositive power for all of the 913,816 shares of Class B Stock held by the Trust with participants of the Moog Inc. Retirement Savings Plan on Significant Transactions as provided for in Section 5.4 of the SECT Agreement, a copy of which is filed with the Statement. Significant Transactions include matters involving corporate merger, consolidation, sale of all or substantially all of the Company’s assets, recapitalization, reclassification, liquidation, dissolution or similar matters. As to other matters, the Trustee has the sole power to direct the vote and to dispose or direct the disposition of all of the 913,816 shares of Class B Stock held by the Trust. The Trustee has sole voting and dispositive power for all 87,843 shares of Class B Stock owned individually.

(c) All transactions in Class B Stock by the Trust during the sixty day period prior to the date of the filing of Amendment No. 5 are outlined in the following table:

Date	Transaction	Resulting share movement	Price
3/29/2019	Purchase from private party	34	$85.88
4/5/2019	Purchase from private party	159	$85.88
4/5/2019	Purchase from private party	358	$85.69
4/12/2019	Purchase from private party	30	$89.76
4/19/2019	Purchase from private party	88	$89.76
4/25/2019	Purchase from Moog Inc. Retirement Savings Plan	6,561	$97.24
4/26/2019	Purchase from private party	230	$96.16
5/1/2019	Purchase from Moog Inc. Retirement Savings Plan	9,750	$94.20
5/3/2019	Purchase from private party	22	$96.16
5/10/2019	Purchase from private party	86	$96.16
5/17/2019	Purchase from private party	5	$96.16
5/20/2019	Purchase from Moog Inc. Supplemental Retirement Plan Trust	50,000	$85.85

No shares of Class B Stock were acquired or sold by the Trustee during the sixty (60) days preceding the date of this Amendment No 5.

(d) Not applicable.

(e) Not applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 22, 2019

ROBERT T. BRADY, INDIVIDUALLY AND AS TRUSTEE OF THE MOOG INC. STOCK EMPLOYEE COMPENSATION TRUST, as amended

By: /s/ John P. McGrath as Power of Attorney for Robert T. Brady
Robert T. Brady, individually and as Trustee